SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Bumble Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

12047B105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 12047B105	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V L.P. (“AGF5”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,848,635 shares, all of which are directly owned by AGF5. Accel Growth Fund V Associates L.L.C. (“AGF5A”), the general partner of AGF5, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 4,848,635 shares, all of which are directly owned by AGF5. AGF5A, the general partner of AGF5, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,848,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 16, 2022 (the “Form 10-Q”).

CUSIP NO. 12047B105	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Strategic Partners L.P. (“AGF5SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 205,896 shares, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 205,896 shares, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	205,896
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Associates L.L.C. (“AGF5A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,054,531 shares, of which 4,848,635 are directly owned by AGF5, and 205,896 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,054,531 shares, of which 4,848,635 are directly owned by AGF5, and 205,896 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,054,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.9%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Investors (2019) L.L.C. (“AGFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 252,063
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 252,063
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	252,063
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 6 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II L.P. (“ALF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,615,150 shares, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,615,150 shares, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,615,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 7 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Strategic Partners L.P. (“ALF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,809 shares, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 68,809 shares, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	68,809
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 8 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Associates L.L.C. (“ALF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,683,959 shares, of which 1,615,150 are directly owned by ALF2 and 68,809 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,683,959 shares, of which 1,615,150 are directly owned by ALF2 and 68,809 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,959
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 9 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Investors (2019) L.L.C. (“ALFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 84,906
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 84,906
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	84,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,676,937 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 12047B105	13 G	Page 10 of 13

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), and Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

CUSIP NO. 12047B105	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Entities:	Accel Growth Fund V L.P.*
Accel Growth Fund V Strategic Partners L.P.*
Accel Growth Fund V Associates L.L.C.*
Accel Growth Fund V Investors (2019) L.L.C.*
Accel Leaders Fund II L.P.*
Accel Leaders Fund II Strategic Partners L.P.*
Accel Leaders Fund II Associates L.L.C.*
Accel Leaders Fund II Investors (2019) L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 12047B105	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 12047B105	13 G	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Bumble Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.